Exhibit 99.1

Notice of General Meeting
REZOLVE AI PLC

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you have any doubts about the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant, or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom or from another appropriately authorised independent financial adviser if you are taking advice in a territory outside of the United Kingdom.

If you have sold or otherwise transferred all of your shares, please pass this document and its enclosures to the stockbroker or other agent through whom the sale was effected, for transmission to the purchaser or transferee.

Dear Shareholder

The following document gives notice that a General Meeting ("GM") of Rezolve AI PLC (the "Company") will be held at 2:30 p.m. (UK time) (9:30 a.m. (EDT)) on 13 January 2026 at 21 Sackville Street, London W1S 3DN.

As always, your vote is important to us and we encourage you to vote by completing and submitting a proxy form.

Why these resolutions do not create dilution

We have received questions from some shareholders asking whether these resolutions increase the number of shares in issue or result in dilution. They do not.

The purpose of the resolutions is purely administrative: to establish a larger headroom to allot shares so that the Company does not need to return to shareholders for authority every time we wish to put in place flexibility for corporate activity.

No new shares are being issued as a result of these resolutions, and therefore no shareholder’s percentage ownership is being diluted.

Any decision to issue new shares in the future would always:

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be subject to separate Board approval,
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be carried out where it strengthens the Company’s financial position or strategic growth or for its incentivisation schemes, and
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be announced where required to the market in line with our regulatory obligations.

In short, these resolutions simply ensure that the Company has headroom in place to avoid unnecessary repeated shareholder meetings to renew authorities to allot shares.

Voting at the GM

Voting at the GM will be by way of poll rather than on a show of hands. This is a more transparent method of voting as shareholder votes are counted according to the number of shares held and will help to ensure an exact and definitive result. The poll will be conducted at the physical meeting. If you will not be participating in the meeting in person or otherwise wish to vote in

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advance, you may appoint a proxy as further detailed on page 5. Those submitting a proxy are encouraged to consider appointing the Chair of the meeting, rather than some other named person, as their proxy. This will ensure that your vote is counted.

Recommendation

The board of directors of the Company considers that the resolutions contained in this Notice are in the best interests of your Company and the shareholders as a whole and recommends that you vote in favour of them. The Directors intend to vote in favour of the resolutions in respect of their own beneficial holdings.

Yours sincerely

/s/ Daniel Wagner

Daniel Wagner
Chair and CEO

Rezolve AI PLC
Incorporated and registered in England under number 14573691
Registered office: 21 Sackville Street, London W1S 3DN

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Notice is hereby given that a General Meeting ("GM") of Rezolve AI PLC (the "Company") will be held at 2:30 p.m. (UK time) (9:30 a.m. (EDT)) on 13 January 2026 at 21 Sackville Street, London W1S 3DN.

The business of the GM will be to consider and, if thought fit, pass the following resolutions.

Resolution 1 will be proposed as an ordinary resolution and Resolution 2 will be proposed as a special resolution. Explanations of the resolutions are given on pages 3 and 4 of this Notice. Additional information for those entitled to attend the GM can be found on page 5 of this Notice.

ORDINARY RESOLUTION

Resolution 1 – Authority to allot shares

THAT the board of directors of the Company be generally and unconditionally authorised for the purposes of section 551 of the Companies Act 2006 (the "Act") to exercise all the powers of the Company to allot shares in the Company or to grant rights to subscribe for or to convert any security into shares in the Company up to a maximum aggregate nominal amount of £200,000, provided that:

(A) the authority granted under this resolution shall expire five years after the passing of this resolution; and

(B) the Company may, before such expiry under paragraph (A) above of this resolution, make an offer or agreement which would or might require shares to be allotted or rights to subscribe for or to convert any security into shares to be granted after such expiry and the directors may allot such shares or grant such rights (as the case may be) in pursuance of such offer or agreement notwithstanding that the authority conferred by this resolution has expired.

This authority is in substitution for all subsisting authorities.

SPECIAL RESOLUTION

Resolution 2 – Disapplication of pre-emption rights

THAT, if Resolution 1 is passed, the board of directors of the Company be generally empowered pursuant to section 570 of the Act and for the purposes of the articles of association of the Company in force at the time to allot equity securities pursuant to the authority granted in Resolution 1, as if any rights of pre-emption (however expressed) did not apply to such allotment(s) of equity securities (the expression "equity securities" and references to the allotment of "equity securities" bearing the same respective meanings in this resolution as in section 560 of the Act).

Dated: 16 December 2025

Registered Office:

21 Sackville Street

London

England

W1S 3DN _______________________

BY ORDER OF THE BOARD

Director

Incorporated and registered in England under number 14573691

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Explanatory notes on the resolutions

The notes on this page give an explanation of the proposed resolutions.

Resolution 1 is proposed as an ordinary resolution which requires at least a simple majority of the votes cast to be in favour. Resolution 2 is proposed as a special resolution which requires at least 75% of the votes cast to be in favour.

Resolution 1 – Authority to allot shares

This resolution seeks a general authority, which is in substitution for all subsisting authorities, for the Board to allot shares and to grant rights to subscribe for, or to convert, any security into shares in the Company with an additional aggregate nominal value of up to £200,000 (representing 2,000,000,000 ordinary shares of £0.0001 nominal value each).

The Directors are proposing this authority as a procedural matter in accordance with U.K. law to create headroom to ensure the Company retains maximum flexibility to support its ambitious growth strategy should the need to allot shares (and grant rights to subscribe for, or to convert, any security into shares) in the Company arise. This authority provides the Company with the ability to respond quickly to market developments, pursue accretive strategic acquisitions, and capitalize on attractive business opportunities as they arise.

The Board will continue to prioritize funding solutions that are efficient and accretive, and considers that the ability to allot shares under this authority – which, in itself, does not constitute a dilutive event - will place the Company in the strongest possible position to create and deliver long-term value for shareholders.

This authority does not, of itself, issue any shares, change the number of shares in issue, or dilute existing shareholders.

This resolution enables the Company to maintain sufficient headroom to allot shares to allow the Company to respond efficiently to opportunities. Providing this headroom now avoids the need to convene repeated general meetings purely to refresh authority levels.

Any actual allotment of shares in the future would require a separate Board decision, would be subject to applicable market rules, and would be undertaken only where the Board considers it to be value-accretive for shareholders.

Resolution 2 – Disapplication of pre-emption rights

This resolution would give the Board general authority to allot equity securities in the Company without first offering them to existing shareholders in proportion to their existing shareholdings.

This resolution is required to give the Company flexibility to make non-pre-emptive issues of equity securities and to grant rights to subscribe for, or to convert, any security into shares in the Company. Such authority may be used (without limitation) to respond to market developments or to take advantage of business opportunities as they arise.

Passing this resolution does not effect any immediate share issuance. It simply provides the Company with flexibility to structure transactions quickly and efficiently should opportunities arise.

Shareholders will not experience any dilution by virtue of this resolution being passed. Dilution only occurs if and when shares are actually issued— which are subject to Board approval - for example as part of a financing or strategic transaction.

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Shareholder Questions – Clarifying What These Resolutions Mean

Does this increase the number of shares in issue?
→ No. The number of issued shares remains exactly the same.

Does this dilute my shareholding?
→ No. No dilution occurs unless new shares are actually issued, which is not what these resolutions do.

So why is the level of allotment authority increasing?
→ To give the Company administrative flexibility, so it does not need to hold repeated general meetings to refresh allotment authorities and so assist in executing a global growth strategy.

Will the Board issue shares without good reason?
→ No. Any issuance would be subject to Board approval and market notification and would only be undertaken where it is value-enhancing and strategically necessary.

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Additional information for those entitled to attend the General Meeting

1.
A member entitled to attend and vote at the General Meeting is entitled to appoint another person as his/her proxy to exercise all or any of his/her rights to attend, speak and vote at the meeting and at any adjournment of it (including on any poll demanded at the meeting or any adjourned meeting). Such a member may appoint more than one proxy in relation to the General Meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. A proxy need not be a member of the Company.
2.
A form of proxy which may be used to appoint a proxy and give proxy instructions is enclosed.
3.
To be valid, a copy of the completed and signed instrument appointing a proxy, and the power of attorney or other authority (if any) under which it is signed, must be deposited at the Company's registered office or sent to GMJanuary2026@rezolve.com not later than 48 hours before the time fixed for the holding of the meeting (or, in the case of an adjournment of the meeting, 48 hours before the time appointed for the adjourned meeting (provided that for these purposes no account shall be taken of any part of a day that is not a working day)).
4.
The return of a completed and signed instrument appointing a proxy, and the power of attorney or other authority (if any) under which it is signed, will not prevent a shareholder attending the meeting and voting in person should they wish to do so, subject to any restrictions regarding in person attendance at the meeting that may be introduced.
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A member which is a corporation may appoint one or more persons to represent it at the meeting and such persons may exercise, on that member's behalf, all of its powers as member, provided that, in the case of the appointment of two or more persons, they do not exercise voting rights over the same shares.
6.
The Company specifies that only those shareholders included in the register of members as at the close of business on 9 January 2026 or, in the event that the meeting is adjourned, in the register of members 48 hours before the time of the adjourned meeting (provided that for these purposes no account shall be taken of any part of a day that is not a working day) shall be entitled to attend and vote at the meeting (or any adjourned meeting) in respect of the numbers of shares registered in their names at that time. Changes to the register of members after close of business on 9 January 2026 or, in the event that the meeting is adjourned, to the register of members 48 hours before the time of the adjourned meeting (provided that for these purposes no account shall be taken of any part of a day that is not a working day) shall be disregarded in determining the rights of any person to attend or vote at the meeting (or any adjourned meeting).
7.
Voting on each of the resolutions to be put to the forthcoming meeting will be conducted by way of a poll, rather than on a show of hands.
8.
You may not use any electronic address provided either in this Notice or any related documents (including the Form of Proxy) to communicate for any purposes other than those expressly stated.

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